[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 1, 2014

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:                           TCP Capital Corp.

Registration Statement on Form N-2

File Numbers 333-194669

Dear Mr. Minore:

We are in receipt of oral comments provided by you on July 1, 2014 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding TCP Capital Corp.’s (the “Company” or the “Holding Company”) registration statement initially filed on Form N-2 on March 18, 2014 (the “Registration Statement”). The Company has considered your comments and has authorized us to make on its behalf the responses discussed below. The comments are set forth below and are followed by the Company’s response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.

1.     Comment:       Please confirm that the “Interest Payments on Borrowed Funds” in the Fees and Expenses table represents interest on borrowed funds looking forward for a 12-month period and not a stub period.

Response:                                        The Company confirms that the “Interest Payments on Borrowed Funds” in the Fees and Expenses table represents interest on borrowed funds looking forward for a 12-month period and not a stub period.

2.     Comment:       Please undertake to update the risk factor, “If we incur additional leverage, it will increase the risk of investing in shares of our common stock” for a more recent date when the Company makes an offering under the Registration Statement.

Response:                                        The Company undertakes to update the risk factor, “If we incur additional leverage, it will increase the risk of investing in shares of our common stock” for a more recent date when it makes an offering under the Registration Statement.

3.     Comment:       Please file as correspondence any emails sent to the Staff regarding the Registration Statement.

Response:                                        The Company has filed all emails sent to the Staff regarding the Registration Statement as Appendix A to this letter.

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The Holding Company and the Operating Company acknowledge that:

1.                                      the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.                                      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.                                      the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to commence an offering promptly after the effective date of this Registration Statement and thereafter from time to time.

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins

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Appendix A

From: Collada III, Maurice (NYC)
Sent: Friday, June 13, 2014 12:36 AM
To: MinoreD@SEC.GOV
Cc: Prins, Richard T (NYC); Grigoriou, Steven (TOR)
Subject: TCP Capital Corp.

Dominic — Further to our discussions, please confirm that the below formulation of your comments is acceptable. Many thanks.

***

Comment 1: Please further undertake in your response letter not to commence any offering of debt securities until such time as the Company clears with the staff any staff comments to the preliminary prospectus supplement relating to any such proposed debt offering pursuant to this registration statement that in the Company’s judgment materially differs in basic features and terms from those included in the form of prospectus supplement for retail debt securities provided by response letter on June  5, 2014.

Comment 2: With respect to the two paragraphs in Part C, Item 25(2) of the registration statement, please undertake on behalf of the registrant to file a POS EX promptly after being declared effective to delete such paragraphs.  Alternatively, please acknowledge on behalf of the Registrant in your response letter that all agreements included or incorporated by reference as exhibits to the registration statement and the statements contained therein constitute disclosure and further acknowledge that the representations and warranties contained in such agreements were not made solely for the benefit of the parties to the agreement.

***

Maurice Collada III

Associate | Investment Management
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square | New York | 10036-6522
T: 212.735.2213 | F: 917.777.2213
maurice.collada@skadden.com

From: Collada III, Maurice (NYC)
Sent: Tuesday, June 10, 2014 9:28 AM
To: MinoreD@SEC.GOV
Cc: Grigoriou, Steven (TOR); Prins, Richard T (NYC)
Subject: TCP Capital Corp. Final Comment

Dominic — Further to our conversation yesterday, I just wanted to clarify your final comment. Would the below be an accurate reflection of your comment?

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Please acknowledge on behalf of the Registrant in your response letter that agreements filed by exhibit to the registration statement and the statements therein constitute disclosure.

***

Maurice Collada III

Associate | Investment Management
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square | New York | 10036-6522
T: 212.735.2213 | F: 917.777.2213
maurice.collada@skadden.com